May 13, 2019

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-123290)

Dear Ms. O’Neal:

On May 1, 2019, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. The proxy statement was filed to announce a special meeting of shareholders of the Crow Point Alternative Income Fund (the “Fund”), a series of the Trust, where shareholders are being asked to approve a new sub-advisory agreement with a new sub-adviser. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.	Comment: Please confirm that all of the information required to be included in an investment company proxy statement pursuant to Item 22(c) of Schedule 14A is included in the Fund’s proxy statement.

Response: The Trust confirms that all of the information required to be included in an investment company proxy statement pursuant to Item 22(c) of Schedule 14A is included in the Fund’s proxy statement.

2.	Comment: Please attached a copy of the form of proxy card to your response letter.

Response: A copy of the form of proxy card is attached as Exhibit A to this response letter.

3.	Comment: Please revise the disclosure in the Fund’s proxy statement to clarify that the fee to be paid to the sub-adviser for its services provided to the Fund under the new sub-advisory agreement will be paid by the adviser out of the management fee it receives from the Fund.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

May 13, 2019

Response: The Trust has revised the disclosure in the Fund’s proxy statement in accordance with the Staff’s request.

*                   *                   *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

May 13, 2019

EXHIBIT A

FINAL PROXY CARD

360 Funds YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!

Crow Point Alternative Income Fund

A series of 360 Funds

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 12, 2019

The undersigned, revoking all Proxies heretofore given, hereby appoints Ted L. Akins and Brandon J. Byrd as Proxy of the undersigned, with full power of substitution to each, to vote on behalf of the undersigned all shares of the Crow Point Alternative Income Fund (the “Fund”), a series of 360 Funds (the “Trust”), that the undersigned is entitled to vote at the special meeting of shareholders, and at any adjournment(s) thereof, to be held at 10:00 a.m., Eastern Time, on June 12, 2019, at the offices of the Trust located at 4300 Shawnee Mission Parkway, Suite 100, Fairway, KS 66205, as fully as the undersigned would be entitled to vote if personally present.

Do you have questions? If you have any questions about how to vote your proxy or about the special meeting in general, please call toll-free 1-877-864-5060. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for a Special Meeting of Shareholders to Be Held on June 12, 2019. The proxy statement for the special meeting is available at: www.proxyonline.com/docs/CrowPoint2019.pdf.

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]

Crow Point Alternative Income Fund

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Please sign your name exactly as it appears on this card. If you are a joint owner, any one of you may sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer’s office. If you are a partner, sign in the partnership name.

PROXY CARD
SIGNATURE (AND TITLE IF APPLICABLE)	DATE

SIGNATURE (IF HELD JOINTLY)	DATE

This proxy is solicited on behalf of the Fund’s Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the proposal. In his or her discretion, the Proxy is authorized to vote upon such other matters as may properly come before the special meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

		FOR	AGAINST	ABSTAIN

1.	To approve a new investment sub-advisory agreement between Crow Point Partners, LLC and Winthrop Capital Management, LLC, on behalf of the Fund; and	○	○	○
2.	To transact such other business as may properly come before the special meeting and any postponement or adjournment thereof.	○	○	○

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]

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